October 6, 2011

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Sanchez Energy Corporation

Registration Statement on Form S-1

File No. 333-176613

Filed September 1, 2011

Dear Mr. Schwall:

Set forth below are the responses of Sanchez Energy Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011 with respect to the Company’s Form S-1 initially filed with the Commission on September 1, 2011, File No. 333-176613 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s request.

H. Roger Schwall

October 6, 2011

2.	With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Note that you will need to allow time for us to consider your responses to any comments that result from our review once you file all these documents.

Response: We acknowledge that the Staff needs sufficient time to review all exhibits before we request effectiveness of the Registration Statement. We have filed Exhibit 21.1 with Amendment No. 1 and we will file all other exhibits as soon as possible to allow the Staff sufficient time to review.

3.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

Response: We undertake to provide the Staff with copies of the artwork and graphics as well as accompanying captions that we propose to include in the prospectus.

4.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. As only an example, you leave blank required information at page 93 under “Description of Capital Stock.” Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response: We acknowledge the Staff’s comment and have made every attempt to fill in all information other than information that we are permitted to omit pursuant to Rule 430A. With respect to the information on page 94 under the heading “Description of Capital Stock,” we have filled in and bracketed the number of authorized shares of common stock and preferred stock as this information may change prior to the effectiveness of the Registration Statement. We have also indicated the number of authorized shares of common stock on the capitalization table on page 44.

We have discussed the listing of our shares of common stock on the New York Stock Exchange (“NYSE”) with representatives of the NYSE and expect to submit our listing application to them later this month. We will update our disclosure regarding the status of our listing application with each amendment to the Registration Statement.

5.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

H. Roger Schwall

October 6, 2011

Response: We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed their review prior to requesting the effectiveness of the Registration Statement.

6.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response: We acknowledge the Staff’s comment and will include an estimated price range on the cover page in a future amendment. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

7.	Please eliminate any suggestion, such as appears at page ii, that “The information in this prospectus is accurate only as of the date of this prospectus …”

Response: We have revised the Registration Statement accordingly. Please see page ii.

8.	Please provide us with supplemental support for the statistical information and related assertions which appear in the Summary and elsewhere. For example, we refer you to your statements regarding your purported competitive advantages in the first bullet points on pages 6 and 63. In that regard, discuss in greater detail the nature of the competitors’ businesses and the reason(s) you believe you have an advantage in the areas you cite.

Response: Members of the Sanchez Group have been active in oil and gas exploration and production activities with a focus on South Texas since 1972. The Sanchez Group has historically been controlled by members of the Sanchez family, many of whom grew up and continue to live and own large ranching and private oil and gas and other mineral operations in South Texas, in addition to extensive banking and commercial real estate development operations in this region. We believe that this extensive history of operations in South Texas gives the members of the Sanchez Group intimate local knowledge of the oil and gas resources in our area of operations and that the long standing personal relationships formed by the Sanchez family with mineral owners in this region have created a positive reputation for the Sanchez Group and for us that we believe will help us to grow our business. Furthermore, we believe that this history and these relationships give us a competitive advantage over companies that are new entrants to our area of operations and that may lack a history of operations in South Texas comparable to that of the members of the Sanchez Group and the relationships that they have built over many years.

For example, our Palmetto acreage is primarily located on one large lease known as the Barnhart Ranch. This ranch, which is approximately 14,000 acres in size, is situated in the center of one of the most active drilling areas in the Eagle Ford trend and was leased by members of the Sanchez Group in 2008. We believe that the members of the Sanchez

H. Roger Schwall

October 6, 2011

Group were able to successfully lease this acreage, despite intense competition for oil and gas resources in the Palmetto area, based on the local knowledge and personal relationships that they have in this area.

We are supplementally providing to the Staff the requested support for the statistical information and related assertions related to the Company and its affiliates. Please note that this information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and is not being filed electronically as part of this letter.

9.	Please revise your disclosures to define or clarify in context each of the following:

•	Your status as an “independent exploration and production company” (emphasis added) at page 1 and elsewhere;

•	“black oil” and “volatile oil” windows at page 1 and elsewhere; and

•	references to “unrisked and “de-risked” positions and locations at page 64.

Response: We have revised the Registration Statement accordingly by adding the definition of “independent exploration and production company” to Appendix A, defining the terms “black oil,” “volatile oil” and “de-risked” in context and deleting the term “unrisked” from the Registration Statement. Please see pages 1, 3, 4, 5, 48, 62, 63, 65, 66, 67 and A-2.

Prospectus Cover Page

10.	Include only key, material information on the cover page. In that regard, please delete the italicized entries above the underwriters’ names.

Response: We have revised the Registration Statement accordingly. Please see the cover page of the prospectus.

Risk Factors, page 16

Developing and producing oil and natural gas are costly and high-risk activities, page 16

11.	You indicate on page 78 that hydraulic fracturing involves “the injection of water, sand and chemical additives.” Please revise this risk factor to specifically address the financial and operational risks associated with hydraulic fracturing, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids, if material.

Response: We have revised the Registration Statement accordingly. Please see pages 18, 19 and 79.

H. Roger Schwall

October 6, 2011

Use of Proceeds, page 42

12.	Please present your Use of Proceeds disclosure in tabular format. In this regard, you indicate that “the remaining net proceeds” will used “to fund our capital expenditures, and, in particular our drilling, exploration and acquisition programs.” Drilling, exploration and acquisition would appear to be separate, distinct activities. To the extent they are material, break out these amounts separately. Once you supply the omitted information and details, we may have additional comments.

Response: We have revised the Registration Statement accordingly. Please see page 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

13.	Please expand your disclosure to clarify the extent to which the interim financial statements are not indicative of future results of operations to be consistent with your disclosure made in the last paragraph on page F-7. Refer to Instructions to paragraph (a) of Item 303 of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see page 54.

14.	We note that you attribute significant increases in your revenues and production for the recent annual and interim periods to your drilling program in the Palmetto area of the Eagle Ford Shale. Please expand your disclosure to explain how your drilling operations led to the increase in production.

Response: We have revised the Registration Statement accordingly. Please see page 54.

Business and Properties, page 60

15.	You disclose on page 73 that two customers accounted for 81% and 19% respectively of your total revenue for the year ended December 31, 2010. Please identify these customers by name and add a related risk factor, if appropriate.

Response: We do not believe that the loss of one or more of our customers would have a material adverse effect on us requiring disclosure of the name of the customer under Regulation S-K, Item 101(c)(vii) and have revised our disclosure on page 74 accordingly. We believe that our business is not dependent on our existing customers because we believe that there are multiple commodity purchasers of oil and natural gas in the regions where we operate, as well as sufficient infrastructure and transportation capacity, such that we should be able to quickly replace our existing customers, if necessary.

16.	Please also file any contracts with these customers as exhibits. We note the statement at page 73 that if you were to lose one of your larger customers, it could have a detrimental effect on your production, etc. See Item 601(b)(10)(ii)(B) of Regulation of S-K.

H. Roger Schwall

October 6, 2011

Response: We respectfully submit to the Staff that the filing of our customer contracts as exhibits to the Registration Statement is not required by Item 601(b)(10) of Regulation S-K. We believe that these contracts ordinarily accompany the kind of business conducted by us and other exploration and production companies. We do not believe that our business is substantially dependent on these contracts because we believe that there are multiple commodity purchasers of oil and natural gas in the regions where we operate, as well as sufficient infrastructure and transportation capacity, such that we should be able to quickly replace our existing customers, if necessary.

Oil and Natural Gas Reserves and Production, page 67

17.	Please furnish to us the petroleum engineering reports you used as the basis for your June 30, 2011 proved reserve disclosures including the following:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please ensure that the cumulative production figures are presented for each one-line listing;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: We are supplementally providing to the Staff the requested reports and, as requested, are sending the materials to the attention of Mr. Winfrey. Please note that these reports are being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and are not being filed electronically as part of this letter.

H. Roger Schwall

October 6, 2011

Management, page 83

18.	Provide updated disclosure in this section, once it becomes available. For example, identify any members of the Audit Committee, once they have been chosen.

Response: We acknowledge the Staff’s comment and will update the disclosure in this section in a future amendment to the Registration Statement.

19.	Please file all agreements with your named executive officers, including the severance agreements and employment agreements.

Response: We have revised the disclosure on page 87 of Amendment No. 1 to indicate that we do not expect to have any employment or severance agreements with any of our executive officers.

Financial Statements

Oil and Natural Gas Properties to be Transferred to Sanchez Energy Corporation

Balance Sheet, page F-3

20.	Please complete the pro forma balance sheet under this heading and on page 43 to reflect the change in capitalization.

Response: We acknowledge the Staff’s comment and hereby undertake to complete the pro forma balance sheet and related Capitalization table disclosure in a future amendment to the Registration Statement. Since the amounts for both the “Distribution payable” and “Parent net investment” line items depend on the offering price per share, we will include this information in a future amendment to the Registration Statement that includes a price range. We will also include the amounts for the “Total current liabilities” and “Total liabilities” line items once we have included the amounts for the “Distribution payable” and “Parent net investment” line items.

Oil and Gas Properties, page F-8

21.	We note your disclosure explaining that you sold unevaluated oil and natural gas acreage for $5,000,031 in 2009 and recognized a gain of $2,686,069 because you believe this amount would have significantly altered the relationship between capitalized costs and proved reserves if it had been recorded against the property account. Given that you sold unevaluated properties and continue to report significant capitalized unevaluated property costs, the rationale for your gain recognition is unclear.

Please submit the analysis that you performed, including the underlying computations, showing how you believe the relationship between reserves and evaluated property costs would have been altered, also showing how you

H. Roger Schwall

October 6, 2011

apportioned capitalized costs among the properties sold and properties retained, in accordance with Rule 4-10 (c)(6)(i) of Regulation S-X.

Response:

General

During December 2009, the Company sold half of its interests in a project area for proceeds of $5,000,031, or $2,686,069 in excess of the Company’s cost of $2,313,962. The Company recognized the $2,686,069 as a gain for the period ended December 31, 2009. The following discusses the Company’s rationale and computations for the gain recognition.

Background Information

Rule 4-10(c)(6)(i) of Regulation S-X states that, “Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center.”

The 25 percent of reserve quantities noted above is merely a general guide in determining whether the relationship between capitalized costs and proved reserves has been significantly altered. Consideration must be given as to whether a “significant distortion” of the amortization rate has occurred. The degree of distortion is measured as the percentage difference in the prospective amortization rate calculated (i) assuming the sales proceeds were treated as a recovery of cost (i.e., credited to the full cost pool), and (ii) assuming a gain or loss was recorded to the income statement on the sale.

Analysis and Computation

1.	The Company assesses its unevaluated leasehold costs on a “project” basis, with a project being an area in which significant leasehold interests are acquired within a contiguous area. Costs considered impaired are transferred into the full cost pool subject to depletion based on periodic evaluations of each of the individual projects.

2.	The sale in 2009 consisted of selling a 50% interest in undeveloped acreage (drilling operations had not commenced, and there were no proved reserves associated with this acreage) in one specific project area for cash consideration of $5,000,031, which was $2,686,069 greater than the Company’s cost basis of $2,313,962.

3.

In determining whether adjusting the capitalized costs by the sales proceeds would have significantly altered the amortization rate, the $5,000,031 of sales proceeds was first treated as a recovery of unproved property costs associated with the project area

H. Roger Schwall

October 6, 2011

of $2,313,962. The remaining proceeds, had they been applied against the existing net full cost pool subject to amortization of only $196,843, would have resulted in such cost pool being $(2,489,226), and the prospective amortization rate for the full cost pool would have been reduced by 100% - to zero. Accordingly, it was determined that the amortization rate would have been significantly altered had the proceeds been applied fully to the full cost pool and that gain treatment was appropriate for the transaction.

22.	Please expand your disclosure to describe the current status of significant unproved properties to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. Please include your plans to evaluate such properties and indicate how much time you expect to elapse before you include the costs in your amortization computation.

Response: We refer the Staff to page F-17 of the Registration Statement – “Capitalized costs relating to oil and gas producing activities,” which is a part of the supplemental oil and natural gas information. This table provides a year by year summary of unproved properties and explains that their costs consist predominately of leasehold and seismic costs. The timing of the ultimate evaluation and disposition of those unproved properties is tied largely to the timing and results of future drilling activities and current lease expiration terms. Generally, the Company believes that its evaluation activities related to substantially all of its unconventional properties not subject to amortization will be completed within the next three years and we have revised the disclosure on page F-17 accordingly.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 1; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

October 6, 2011

Signature Page

If you have any questions or comments concerning these responses, please call Michael G. Long, our Senior Vice President and Chief Financial Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Antonio R. Sanchez

Antonio R. Sanchez, III
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Michael G. Long, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Robert G. Reedy, Porter Hedges LLP

Rocky Horvath, BDO USA, LLP